Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 33745

July 17, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Claudia Rios

Re:	Forward Air Corporations
Amendment No. 1 to the Registration Statement on Form S-1
Filed July 9, 2024
File No. 333-280102

Dear Ms. Rios:

    Forward Air Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m., Eastern Time, on July 19, 2024, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Flora Perez, at (954) 768-8210.

[Signature page follows]

Very truly yours,

Forward Air Corporation

By:	/s/ Michael L. Hance
Name:	Michael L. Hance
Title:	Chief Legal Officer and Secretary

cc:    Flora Perez, Esq.
    Greenberg Traurig, P.A.